UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

6-K Items

1. Attunity Notice and Proxy Statement for Special General Meeting to be held on June 13, 2007 and Form of Proxy Card.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: May 21, 2007

ATTUNITY LTD

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, JUNE 13, 2007

To the Shareholders of Attunity Ltd (“we”, “Attunity” or the “Company”):

        We cordially invite you to the Special Meeting of Shareholders (the “Special Meeting” or the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Wednesday, June 13, 2007, at our offices at Kfar-Netter Industrial Park, Kfar-Netter , Israel.

        The purpose of the Meeting is to approve an amendment to the Company’s Memorandum of Association and Articles of Association increasing the Company’s authorized share capital from 40,000,000 to 70,000,000 Ordinary Shares.

        The Board of Directors recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

        Shareholders of record at the close of business on May 23, 2007 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors DROR ELKAYAM VP Finance & Secretary

May 21, 2007

ATTUNITY LTD
Kfar-Netter Industrial Park
P.O.B 3787
Kfar-Netter 40593, Israel

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd (“we”, “Attunity” or the “Company”) to be voted at the Special Meeting of Shareholders (the “Special Meeting” or the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Wednesday, June 13, 2007, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about May 24, 2007.

Purpose of the Special General Meeting

        The purpose of the Meeting is to approve an amendment to the Company’s Memorandum of Association and Articles of Association increasing the Company’s authorized share capital from 40,000,000 to 70,000,000 ordinary shares, par value (nominal value) NIS 0.1 per share (the “Ordinary Shares”), of the Company.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of the proposal set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our Ordinary Shares, as of the close of business on May 23, 2007 (the “record date”), are entitled to notice of, and to vote at the Meeting. As of May 21, 2007, there were outstanding 23,172,248 Ordinary Shares. Each Ordinary Share entitles the holder to one vote.

        Consistent with NASDAQ rules, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing at least one-third (33.33%) of the voting rights in the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders.

Voting and Proxies

        Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefor. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

        Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of May 21, 2007 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Shimon Alon	1,253,718	(3)	5.3%
Aki Ratner	1,058,901	(4)	4.4%
Ron Zuckerman	1,253,718	(5)	5.3%
Rimon Investment Master Fund L.P.	1,200,000	(6)	5.1%
Arie Gonen	1,650,000	(7)	7.0%
Dov Biran	893,720	(8)	3.9%
Dani Falk	*		*
Zamir Bar Zion	*		*
Anat Segal	*		*
Zafrir Ron	*		*
Dror Elkayam	*		*
Directors and Officers as a group (consisting of 9 persons)	4,688,391		18.7%

*	Less Than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 23,172,248 shares issued and outstanding as of May 21, 2007.

(3)	Mr. Alon is the Chairman of our Board. Includes an aggregate of 780,739 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; Warrants purchased from funds led by Weiss, Peck and Greer Investments, a division of Robeco USA, LLC (“WPG”) to purchase 48,179 ordinary shares at an exercise price of $2.75 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 20,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $2.19 to $2.42 per ordinary share.

(4)	Mr. Ratner is our Chief Executive Officer and a member of our Board. Includes an aggregate of 361,952 ordinary shares; Convertible Promissory Notes due 2009 to purchase 128,002 ordinary shares at a conversion price of $1.25 per share; Warrants purchased from WPG to purchase 20,947 ordinary shares at an exercise price of $2.75 per share; 48,000 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 500,000 ordinary shares issuable upon exercise of stock options at an exercise price of $2.30 per ordinary share.

(5)	Mr. Zuckerman is a member of our Board. Includes an aggregate of 780,739 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; Warrants purchased from WPG to purchase 48,179 ordinary shares at an exercise price of $2.75 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 20,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $2.19 to $2.42 per ordinary share.

(6)	Based on a Schedule 13G filed with the SEC on November 20, 2006. Includes an aggregate of 800,000 ordinary shares; and 400,000 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share. Rimon ZZ Management (2005) Ltd., an Israeli company (“Rimon ZZ”), is the general partner of Rimon Investments Master Fund L.P. Rimon ZZ is owned in equal parts by Messrs. Ziv Gil, Zvi Limon and Dan Tocatly, who also serve as Rimon ZZ’s directors. Accordingly, Messrs. Gil, Limon and Tocatly may be deemed to beneficially own, and share with Rimon ZZ and amongst themselves, the voting and investment powers with respect to both the Ordinary Shares held by, and the Ordinary Shares issuable to Rimon Master Fund L.P. Each of Messrs. Gil, Limon and Tocatly disclaims beneficial ownership of such shares.

(7)	Includes an aggregate of 1,250,000 ordinary shares; and 400,000 ordinary shares subject to currently exercisable options granted under our stock option plan, exercisable at an exercise price of $1.75 per share. Excludes 240,000 ordinary shares subject to options granted under our stock option plan, exercisable at an exercise price of $1.92 per share, which options become exercisable only in the event of a change of control of us.

(8)	Mr. Biran is a member of our board. Includes an aggregate of 863,720 ordinary shares; and 30,000 ordinary shares issuable upon exercise of stock options, exercisable at exercise prices ranging from $1.92 to $2.42 per share.

*PROPOSAL FOR THE SPECIAL MEETING*

ITEM 1 – INCREASE OF AUTHORIZED SHARE CAPITAL
(Item 1 on the Proxy Card)

        Under the Company’s Memorandum and Articles of Association, as currently in effect, our authorized share capital is NIS 4,000,000, divided into 40,000,000 ordinary shares of par value (nominal value) NIS 0.1 per share. As of the record date, there were approximately 23.2 million ordinary shares outstanding and a total of approximately 9.4 million additional ordinary shares were reserved for issuance pursuant to our various share incentive plans and outstanding warrants and convertible debentures. Accordingly, the Company has less than 7.5 million ordinary shares available for future issuance. The substantial increase in the number of outstanding shares and shares reserved for issuance over the past year is mainly the result of the Company’s private placement offering of 4,800,000 shares and warrants exercisable into 2,500,000 shares in September 2006.

        Our Board of Directors recommends that, at the Meeting, the shareholders approve an amendment to the Memorandum and Articles of Association to increase the authorized share capital to NIS 7,000,000, divided into 70,000,000 ordinary shares. If the proposed amendment is adopted, in addition to the shares reserved for issuance pursuant to our various share incentive plans and outstanding warrants and convertible debentures, approximately 37.4 million ordinary shares will be available for future issuance.

        Our Board of Directors believes that the proposed increase in the number of authorized shares is necessary to provide the Company with the flexibility to pursue opportunities without added delay and expense. The additional shares authorized could be issued at the direction of the Board of Directors from time to time for any proper corporate purpose, including, without limitation, the raising of additional capital for use in the Company’s business, whether by way of a public or private offering, the acquisition of other businesses, a split or dividend on then outstanding shares or in connection with any employee share plan or program. Any future issuances of authorized shares may be authorized by the Board of Directors without any further action by shareholders, except as required by applicable rules of the Nasdaq Stock Market or Israeli law.

        It should be noted that we are considering to raise capital in a public offering. However, there is no assurance that such offering will be completed or the terms thereof. This notice does not constitute an offer to sell any securities of the Company, nor a solicitation for an offer to purchase securities of the Company

        It is therefore proposed that at the Meeting the following resolution will be adopted:

        “RESOLVED, that Article 4 of the Articles of Association of the Company be, and it hereby is, replaced in its entirety with the following (changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

“The share capital of the Company is ~~NIS 4,000,000 (Four Million NIS)~~ 7,000,000 (Seven Million NIS), divided into ~~40,000,000~~ 70,000,000 Ordinary Shares of NIS 0.1 nominal value each (“Ordinary Shares”). All Ordinary Shares rank pari passu. Each Ordinary Share entitles its holder to receive notice of, and to participate in, all General Meetings of the Company, and to one (1) vote in such meetings for every share, and the other rights specified in these Articles and in the Statutes.”;

        RESOLVED, that Article 4 of the Memorandum of Association of the Company be, and it hereby is, replaced in its entirety with the following (changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

“The share capital of the Company is ~~NIS 4,000,000 (Four Million NIS)~~ 7,000,000 (Seven Million NIS), divided into ~~40,000,000~~ 70,000,000 Ordinary Shares of NIS 0.1 nominal value each.”;

        RESOLVED FURTHER that if any amendment to the Amended and Restated Articles of Association or the Memorandum of Association of the Company is approved, at any time and from time to time, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Articles of Association or Memorandum of Association of the Company, as applicable, to reflect such amendments.”

        The affirmative vote of not less than 75% of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

OTHER MATTERS

        The Board of Directors does not intend to bring any matters before the Meeting other than the specifically set forth in the Notice of the Special Meeting of Shareholders and no other matter shall be on the agenda of the Meeting.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors DROR ELKAYAM VP Finance & Secretary

May 21, 2007

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Aki Ratner and Dror Elkayam, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Special General Meeting of Shareholders of the Company to be held on June 13, 2007 at 10:00 a.m. at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Special General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL 1.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS
OF
ATTUNITY LTD.
June 13, 2007

†	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
†	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve an amendment to the Company's Memorandum of Association and Articles of Association increasing the Company's authorized share capital from 40,000,000 to 70,000,000 Ordinary Shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of  Shareholder _______ Date _____ Signature of  Shareholder __________ Date __________, 2007

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.